EXHIBIT 99.1

enCore Energy Enters US$70 Million Transaction with Boss Energy; Proceeds to Accelerate Company-Wide Uranium Production Plans

NYSE American:EU
TSXV:EU
www.encoreuranium.com

DALLAS, Dec. 6, 2023 /CNW/ - enCore Energy Corp. (NYSE American: EU) (TSXV: EU) (the "Company" or "enCore") is pleased to announce that it has entered into a Master Transaction Agreement ("Agreement") with Boss Energy Limited ("Boss Energy"), a leading Australian emerging ISR uranium producer, which, upon completion, will result in the sale of a 30% ownership interest in enCore's Alta Mesa project ("Alta Mesa") to Boss Energy for US$60 million, an investment of US$10 million into enCore common shares by Boss Energy, a loan of up to 200,000 pounds U3O8 for enCore's commercial use over the next year, and the formation of a strategic collaboration on the use and joint development of enCore's proprietary Prompt Fission Neutron ("PFN") technology for uranium exploration and production.

The transaction, expected to be completed in February 2024, provides enCore with the financial capacity to significantly accelerate its uranium production pipeline across South Texas through the development of multiple satellite operations.  In addition, the transaction paves the way for aggressive expansion, consolidation and development of enCore's Dewey Terrace and Dewey-Burdock projects straddling the Wyoming-South Dakota border and enables the Company to quicken development of its Gas Hills project in Wyoming.

Alta Mesa is an In Situ Recovery ("ISR") uranium project in South Texas, with a fully licensed Central Processing Plan ("CPP") with 1.5 million pounds U3O8 per year capacity through the existing ion exchange ("IX") circuit that is planned for restart in early 2024.  The CPP has the capacity to process, dry, and package up to 2 million pounds U3O8 per year, and that capacity can be met with the installation of additional IX resin processing circuits similar to those in use at enCore's Rosita CPP. The project hosts a National Instrument 43-101 resource of 3.41 million pounds at 0.109% U3O8 in the Measured and Indicated category with an additional 16.79 million pounds at 0.120% U3O8 in the Inferred category, and there is significant potential to grow the mineral resources within the approximately 200,000 acre (80,900 Ha) project area.  In February 2023, enCore acquired the Alta Mesa project for US$120 million from Energy Fuels, Inc.

William M. Sheriff, Executive Chairman, and Paul Goranson, Chief Executive Officer, will host an online webinar on Thursday December 7th, 2023 at 11:00 AM ET. To join the webinar please register at: https://us02web.zoom.us/webinar/register/WN_LrznPkW1TkaJiL2rWM9fKg.

William M. Sheriff, enCore's Executive Chair, stated: "enCore is eager to accelerate its production and development activities across our entire portfolio of assets. This transaction provides enCore with proceeds of US$70 million on closing, giving us the financial flexibility to ramp up our efforts in Texas, Wyoming and South Dakota.  The accelerated production plan is designed to take advantage of what is projected to be a very strong uranium market over the next decade, with the world's rapidly growing focus on nuclear energy as a clean and reliable energy source.  This surge in demand is coming at a time when the supply of uranium is already tight, with a heavy reliance on imports through Russia. In this 70/30 partnership with Boss Energy, a AUD$1.5 billion market capitalization emerging ISR producer, enCore will continue as manager of the Alta Mesa joint venture.  This accretive transaction provides us with the means to expand our future production profile on an aggressively expedited timeline."

Paul Goranson, enCore's Chief Executive Officer, added: "We are pleased to welcome Boss Energy, with its experienced management team, as a partner at Alta Mesa, which hosts a 200,000 acre land position within the heart of the Texas Uranium Belt. The capital received on closing will allow enCore to ramp up both exploration and development drilling not only at Alta Mesa but across our entire US portfolio. Existing licenses, at both the Rosita and Alta Mesa CPPs, enable enCore to more than double the combined production capacity of both CPPs without further permits or license amendments. Deployment of the same satellite IX resin operating process utilized at Rosita will allow the full use of the 2 million pounds of uranium per year processing capacity at Alta Mesa. Finally, we look forward to collaborating with Boss Energy to advance our proprietary PFN technology, which provides enCore with the tools to analyze uranium data in real time, representing a major advantage in cost and time to install wellfields utilized in the ISR process."

Transaction Terms

The key terms of the Agreement include:

  A joint venture on Alta Mesa with enCore holding a 70% joint venture interest and remaining the project manager, and Boss Energy holding a 30% joint venture interest in exchange for a payment of US$60 million to enCore;
  A private placement by Boss Energy of US$10 million into enCore shares at a price of US$3.90 per share;
  A Strategic Collaboration Agreement on the use and joint technological advancement of enCore's proprietary PFN technology for real-time uranium analysis;
  A loan from Boss Energy to enCore of up to 200,000 pounds of physical uranium at commercial rates from Boss Energy's strategic stockpile, allowing enCore the flexibility to optimize its contracts and potential spot sales. The loan can be repaid in cash or in kind with uranium.

Pursuant to the Agreement, enCore will establish a new subsidiary (the "JV Company") to hold the Alta Mesa project that will, on closing, be owned 70% by an existing subsidiary of enCore and 30% by a new US subsidiary of Boss Energy.  In consideration for its 30% interest in the JV Company, Boss Energy will, on closing, pay enCore US$60 million in cash, and concurrently purchase US$10 million in common shares of enCore at a price of US$3.90 per common share.   enCore will act as Manager of the JV Company for so long as enCore remains majority owner and will be entitled to customary management fees.  The JV Company will distribute uranium from production at Alta Mesa on a pro-rata basis to enCore and Boss Energy's ownership interest.  Dilution of a party's interest below 10% will result in the right of the other party to acquire that interest or that interest being converted to a 1% production royalty on Alta Mesa.

In connection with the Agreement, the parties will enter into a uranium loan agreement providing for up to 200,000 pounds of uranium to be loaned by Boss Energy to enCore.  The loan plus interest of 9% will be repayable in 12 months in cash or uranium at the election of Boss Energy.

The parties will also enter into a strategic collaboration agreement providing for the joint collaboration and research to develop the Company's PFN technology, to be funded equally by each party.

Closing of the transactions contemplated under the Agreement is expected to occur in February of 2024 and may be extended in certain circumstances.  Closing is subject to certain customary conditions, including certain regulatory approvals and stock exchange approvals, in addition to Boss Energy completing a financing to fund the cash payments on closing. The Agreement also provides for customary deal protections and a break fee in the event the funding condition is not met.

Alta Mesa ISR Uranium Central Processing Plant ("Alta Mesa CPP") & Wellfield

The Alta Mesa CPP and Wellfield hosts a fully licensed and constructed ISR uranium plant, located on approximately 200,000 acres of private land in the state of Texas. Alta Mesa will be enCore's second producing location, planned for production in the first half of 2024 following the recently announced resumption of uranium production at the South Texas Rosita Uranium Processing Plant ("Rosita").

Primary operating capacity at the Alta Mesa CPP is 1.5 million pounds of U3O8 (uranium) per year with additional back-end capacity of 0.5 million pounds of U3O8 per year, using feed from remote satellite IX facilities that can be installed across the approximately 200,000 acre project area or on other projects.  This will utilize fully the CPP's existing capacity of 2 million pounds of U3O8 per year.

Alta Mesa CPP and Wellfield highlights:

  The Alta Mesa CPP is enCore's third fully licensed production facility, along with the Rosita CPP and Kingsville Dome CPP, all located in the business-friendly state of Texas. There are only eleven (11) licensed and constructed uranium production facilities in the United States (US);
  Advancing the Alta Mesa CPP, in conjunction with planned production in 2023 at the Rosita CPP, will cement enCore's position as the early leader in ISR uranium production in the United States;
  Alta Mesa CPP's operations are located on private land, with 100% of minerals privately owned, and in a supportive jurisdiction with primary regulatory authority residing with the State of Texas;
  The Alta Mesa CPP utilizes well-known ISR technology to extract uranium in a non-invasive process using natural groundwater and oxygen, coupled with a proven ion exchange process, to recover the uranium.

As previously reported, enCore continues work on the refurbishment of the processing circuits. The elution circuit, used to strip uranium from the ion exchange beads, has been completed, and represents a significant milestone in the pathway for production restart. All the process pumps for the startup IX circuit have been rebuilt and replaced, including the main injection pumps. We anticipate completing the refurbishment of the startup portion of the IX circuit before the end of 2023.

The yellowcake processing circuit refurbishment has started with the rebuilding of key components of the yellowcake storage systems and ordering of long lead time items such as the filter press and yellowcake transfer pumps. Refurbishment work commenced on the yellowcake drying system, and that work is expected to be completed just prior to the anticipated production restart date.

Within Production Authorization Area 7 (PAA-7), enCore is installing injection and production wells in the wellfield and has received and staged the equipment to install the pipelines to connect the wellfield to the Alta Mesa CPP. All the necessary equipment for the startup of production in the PAA-7 wellfield has been received or has been ordered with a confirmed delivery schedule.

Alta Mesa & Mesteña Grande Mineral Resource Summary (0.30 GT cut-off)[1,2]	Tons	Avg. Grade (% U3O8)	Pounds
Total Measured Mineral Resource[1]	54,000	0.152	164,000
Alta Mesa Indicated Mineral Resource	1,397,000	0.106	2,959,000
Mesteña Grande Indicated Mineral Resource	119,000	0.120	287,000
Total Measured & Indicated Resources	1,570,000	0.109	3,410,000
Alta Mesa Inferred Mineral Resource	1,263,000	0.126	3,192,000
Mesteña Grande Inferred Mineral Resource	5,733,000	0.119	13,601,000
Total Inferred Resources	6,996,000	0.120	16,793,000
[1,2] Represents that portion of the in-place mineral resource that are estimated to be recoverable within existing wellfields. Wellfield recovery factors have not been applied to indicated and inferred mineral resources. As reported in the NI-43-101 Technical Report Summary for the Alta Mesa Uranium Project, Brooks and Jim Hogg Counties, Texas, USA completed by Doug Beahm, PE, PG, of BRS Engineering. (Effective January 19, 2023). 2. Grade Thickness, or GT, is defined as the product of the mineral grade, as % U3O8, multiplied by the thickness, in feet, of the mineralization. Bold type represents potentially ISR recoverable uranium with a Grade Thickness of >0.3 which is considered suitable for inclusion in a wellfield.

To view enCore's South Texas projects please visit: bit.ly/3fV9fTg.

The Company advises that it is not basing its production decisions at Alta Mesa CPP or Rosita CPP on a feasibility study of mineral reserves demonstrating economic and technical viability. The production decision is based on known past ISR and processing operations at these two production facilities and surrounding lands. However, the Company understands that there is increased uncertainty, and consequently a higher risk of failure, when production is undertaken in advance of a feasibility study.  The Company has determined to proceed with a production decision based on past operations at the Alta Mesa CPP and Rosita CPP, including past ISR operations in the known mineral resource areas.

Recommendations By the Board of Directors and Fairness Opinion

The Board of Directors of enCore (the "Board"), after consultation with its financial and legal advisors, has unanimously approved the transaction. The Board, in conducting its review of the transaction, was advised by Haywood Securities Inc. ("Haywood") and received a fairness opinion from Haywood which determined that, in Haywood's opinion, based upon and subject to the assumptions, limitations and qualifications set out therein, the consideration to be received by enCore in connection with the transaction is fair to enCore from a financial point of view. Hunton Andrews Kurth LLP and Morton Law LLP are acting as legal advisors to enCore in connection with the Transaction.

John M. Seeley, Ph.D., P.G., C.P.G., enCore's Manager of Geology and Exploration, and a Qualified Person under NI 43-101, has reviewed and approved the technical disclosure in this news release on behalf of the Company.

About Boss Energy Limited

Boss Energy (ASX: BOE; OTCQX: BQSSF) with a market capitalization of ~A$1.5 billion, has almost completed development of its Honeymoon Uranium Project in South Australia. The project is on time and on budget. Annual production at Honeymoon is forecast to ramp up to 2.45Mlbs of U3O8.  For more information please visit  www.bossenergy.com.

About enCore Energy Corp.

enCore Energy Corp., America's Clean Energy Company™, is committed to providing clean, reliable, and affordable domestic nuclear energy as the newest uranium producer in the United States. enCore solely utilizes In-Situ Recovery ("ISR") for uranium extraction, a well-known and proven technology co-developed by the leaders at enCore Energy. In-Situ Recovery extracts uranium in a non-invasive process using natural groundwater and oxygen, coupled with a proven ion exchange process, to recover the uranium. Uranium production commenced at enCore's licensed and past-producing South Texas Rosita Central Processing Plant (CPP) in November 2023 and at its licensed and past-producing South Texas Alta Mesa CPP in 2024.

Future projects in enCore's production pipeline include the Dewey-Burdock project in South Dakota and the Gas Hills project in Wyoming, along with significant uranium resource endowments in New Mexico providing long term opportunities. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle. enCore diligently works to realize value from other owned assets, including our proprietary uranium database that includes technical information from many past producing companies, from our various non-core assets, and by leveraging our ISR expertise in researching opportunities that support the use of this technology as applied to other metals. enCore is also committed to working with local communities and indigenous governments to create positive impact from corporate developments.

www.encoreuranium.com

Cautionary Note Regarding Forward Looking Statements:

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain information contained in this news release, including: any information relating to the Company being a leading uranium company, statements regarding future or potential production, and any other statements regarding future expectations, beliefs, goals or prospects; may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws and regulations (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "is expected", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken) should be considered forward-looking statements. Such forward-looking statements include statements regarding completion of the transactions contemplated in the Agreement, and regarding our planned extraction and production operations.  All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the company's ability to control or predict. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the ability of the parties to the Agreement to satisfy all conditions to closing of the transactions contemplated therein, the ability of enCore to implement its business strategies; including commencement of production at Alta Mesa in the planned time frames or at all; the expansion of operations to satellite locations; and other risks. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation access to capital risks in connection with the Agreement and otherwise, exploration and development risks, changes in commodity prices, access to skilled mining personnel, the results of exploration and development activities; production risks; uninsured risks; regulatory risks; defects in title; the availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations; litigation risks; risks posed by the economic and political environments in which the Company operates and intends to operate; increased competition; assumptions regarding market trends and the expected demand and desires for the Company's products and proposed products; reliance on industry equipment manufacturers, suppliers and others; the failure to adequately protect intellectual property; the failure to adequately manage future growth; adverse market conditions, the failure to satisfy ongoing regulatory requirements and factors relating to forward looking statements listed above which include risks as disclosed in the Company's annual information form filings. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE enCore Energy Corp.

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%CIK: 0001500881

For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com

CO: enCore Energy Corp.

CNW 06:00e 06-DEC-23